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SEC
Mail Processing
Section

FEB 2 5 2022

Washington DC
413

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68951

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Archer Distributors, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

[x] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
    [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__6100 Chevy Chase Drive, Suite 100__
(No. and Street)

Laurel	MD	20707
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Nielsen	__(301) 260-1001 EXT 650__	__mnielsen@arrowfunds.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Cree Alessandri & Strauss CPAs LLC__
(Name – if individual, state last, first, and middle name)

20 Walnut Street, Suite 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

10/30/2018	6566
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Mike Nielsen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Archer Distributors, LLC_____, as of _December 31_____, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KRISTA GROLL
Notary Public State of Utah
My Commission Expires on:
June 07, 2025
Comm. Number: 718726

Signature:

Title:
Chief Compliance Officer & Chief Operations Officer

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

State of Utah
County of __Davis_____

The foregoing was acknowledged before me this _21st_ day of _February_, 2022__

__Krista Groll__ K/Hull
NOTARY PUBLIC
My Comm. Expires: _6-7-2025_

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Archer Distributors, LLC

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
  Archer Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Archer Distributors, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Archer Distributors, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Archer Distributors, LLC's management. Our responsibility is to express an opinion on Archer Distributors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Archer Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Archer Distributors, LLC's auditor since 2019.

Cree Alessandri & Strauss CPAs LLC
February 16, 2022

ARCHER DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

CURRENT ASSETS

Cash	$ 88,995
Receivables	28,034
Other assets	16,239

TOTAL ASSETS	**$133,268**

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES

Accounts payable and other liabilities	$ 31,524
Accounts payable – Related Parties	2,656
Total Liabilities	**$ 34,180**

MEMBER'S CAPITAL	**99,088**

TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 133,268**

The Report of the Independent Registered Public Accounting Firm and accompanying notes are an integral part of these financial statements.

ARCHER DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2021

NOTE 1 –ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Archer Distributors, LLC ("Archer" or the "Company"), is a single member LLC owned by Arrow Investment Advisors, LLC ("Parent" or "Member"), is a limited liability company incorporated in the state of Delaware. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was initially registered as a broker-dealer with FINRA on June 18, 2012. The Company's principal business activity is providing mutual fund distribution services to registered investment companies.

Basis of Presentation – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") on the accrual basis of accounting.

Revenue Recognition - The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts.

Revenues are recognized monthly based on a calculation of a predetermined rate of the customer's average daily net assets. The indicators of which party exercises control include primary responsibility over performance obligations and consideration of the established fee rate.

Concentration of Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk on cash.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

ARCHER DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENT (Continued)

YEAR ENDED DECEMBER 31, 2021

NOTE 2 - INCOME TAXES

The Company is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Accordingly, income from the Company is reported and respective income taxes paid by the members of the Parent and, as a result, no provision for federal income taxes is provided as it relates to the LLC taxable income.

The Parent accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Parent is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2018.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company is party to an Expense Sharing Agreement with the Parent, pursuant to which the Company and Parent allocate certain expenses between the entities. The Parent, in accordance with an Expense Sharing Agreement, incurred $152,189 in expenses allocated for salaries and rent for the year ended December 31, 2021. The Company, in accordance with the Expense Sharing Agreement, incurred $3,926 in office supplies, telephone, cable, and other miscellaneous office supplies for the year ended December 31, 2021. There is an amount of $1,270 due to the Company for expenses related to advertising as of December 31, 2021.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 1,500%. At December 31, 2021, the Company's net capital was $81,440 which was $76,440 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital was 42%.

NOTE 5 – CONCENTRATION

All revenues for the year ended December 31, 2021 are from distribution fees of Arrow Funds. The Parent has the overall supervisory responsibilities for the general management and investment on behalf of Arrow Funds. The Company provides distribution for the Arrow Funds.

NOTE 6 – COVID 19

In early March 2020, the COVID-19 virus was declared a global pandemic, resulting in federal, state and local governments mandating various restrictions. Due to public health concerns, and guidelines, in-person programing and events were suspended or curtailed. Management is continuing to monitor operational and financial contingency plans to address interruptions in the mission critical programming caused by the emergency. The Company's priorities are to ensure

ARCHER DISTRIBUTORS, LLC

NOTES TO FINANCIAL STATEMENT (Continued)

<u>YEAR ENDED DECEMBER 31, 2021</u>

NOTE 6 – COVID 19 (Continued)

the safety of our staff, and clients, and future ongoing operations. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the restrictions, and the related financial impact cannot be estimated at this time.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the date of the Statement of Financial Condition through February 16, 2022, which is the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the Statement of Financial Condition through the date of management's review substantially affect the amounts and disclosures of accompanying financial statements.